UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-31579 CUSIP NUMBER 25811P852

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DORAL FINANCIAL CORPORATION

(Full Name of Registrant)

N/A

(Former Name if Applicable)

1451 Franklin D. Roosevelt Avenue

(Address of Principal Executive Office (Street and Number))

San Juan, Puerto Rico 00920-2717

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Doral Financial Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (the “Third Quarter Form 10-Q”).

The Company has continued working to complete all of the required information for its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 (the “First Quarter Form 10-Q”) and June 30, 2014 (the “Second Quarter Form 10-Q”), as well as the Third Quarter Form 10-Q. As previously disclosed in the Company’s Notifications of Late Filings for the quarter ended March 31, 2014, dated May 13, 2014, and the quarter ended June 30, 2014, dated August 12, 2014, the delays in filing the First Quarter Form 10-Q and the Second Quarter Form 10-Q are primarily the result of the receipt by the Company on May 1, 2014 of a joint Report of Examination of Doral Bank issued by the Federal Deposit Insurance Corporation and the Puerto Rico Office of the Commissioner of Financial Institutions for the review period ending March 31, 2013 (the “Report of Examination”) in which Doral Bank was notified that it, among other things, may no longer include in its calculation of Tier 1 Capital certain tax receivables from the Government of Puerto Rico. For additional information on the disallowance of the Puerto Rico Government tax receivables in the Tier 1 Capital of Doral Bank and related subsequent developments, please see the Company’s Current Reports on Form 8-K filed with the SEC on and after May 1, 2014. The Report of Examination also instructs the Company to recognize certain charges related to loans and non-performing assets, and to evaluate certain assumptions in the allowance for loan losses and for modified loans. Until the Company has (i) fully assessed the impact of the information set forth in the Report of Examination on its business, (ii) determined the classification and measurement of certain non-performing assets in light of its efforts to de-risk the balance sheet and continue to comply with applicable regulatory capital requirements and (iii) thereafter, assessed the Company’s ability to continue as a going concern and assessed the impact, if any, of any such determination upon the valuation of its remaining deferred tax assets, the Company cannot finalize the preparation of its quarterly financial statements as of and for the three months ended March 31, 2014, the three and six months ended June 30, 2014, and the three and nine months ended September 30, 2014.

As a result, the Company is unable, without unreasonable effort or expense, to timely file its Third Quarter Form 10-Q within the 5-day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nancy Reinhard Senior Vice President – Interim Chief Financial Officer & Principal Accounting Officer	787	474-6700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended March 31, 2014

Quarterly Report on Form 10-Q for the quarter ended June 30, 2014

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

The Company expects that its results of operations for the nine months ended September 30, 2014 will be significantly different from the results of operations for the nine months ended September 30, 2013. The results of operations for the three months ended September 30, 2014 compared to the three months ended September 30, 2013 are expected to reflect additional provisions for loan losses, additional write downs in certain non-performing assets, additional losses in respect of non-performing assets sold or held for sale, and possible financial statement impacts of the Company’s litigation of the tax receivable matter with the Government of Puerto Rico. Until the Company has completed and filed its First Quarter Form 10-Q and Second Quarter Form 10-Q and is able to complete the preparation of its Third Quarter Form 10-Q, the Company cannot reasonably estimate its results for the three and nine months ended September 30, 2014.

DORAL FINANCIAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2014	By:	/s/ Nancy Reinhard
Nancy Reinhard, Senior Vice President – Interim Chief Financial Officer & Principal Accounting Officer